Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




08016207


SEC MAIL
RECEIVED
PROCESSING
AUG 21 2006
WASH. D.C.
213
SECTION

August 14, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

PROCESSED
AUG 24 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12.doc

Dlw 8/22

Man Group plc
14 August 2006


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
AUG 2 1 2006
213
SECTION

Man Group plc - Sub-division of Share Capital

All of the conditions of the relevant shareholder resolution passed at the
Annual General Meeting of Man Group plc held on 11 July 2006 having been
fulfilled, the sub-division of each 18 US cents Ordinary Share into six Ordinary Shares of 3 US cents each, became effective today, Monday 14 August 2006 and the 1,907,480,472 issued ordinary shares of 3 US cents each fully paid in the capital of Man Group plc, have been admitted to the Official List and to trading.

These shares replace the 317,913,412 ordinary shares of 18 US cents each which were the subject of the subdivision.

Additionally, a Block Listing of 3,958,614 Ordinary Shares of 3 US cents each has been admitted to the Official List, representing the unallotted balance of ordinary shares originally admitted under block listings on 16 June 2005 and 20 June 2006, re-calculated to take account of the proposed sub-division. The shares to be issued under this block listing are in respect of the:

Man Group Executive Share Option Scheme 2001 (3,762,792 shares)

Man Group Sharesave Scheme (86,484 shares)

Man Group plc United States Employee Stock Purchase Plan (109,338 shares)

These block listed shares will rank pari passu in all respects with the existing issued ordinary share capital of the Company.

Contact:

Barry Wakefield Man Group plc 020 7144 1725